Exhibit (h)(xliii)

FORM OF EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the [●, 2017], by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Polen U.S. Small Company Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific fees and expenses, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below; and,

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through [August 31, 2019, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific fees and expenses, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) 1.25%, as a percentage of the Fund’s average daily net assets.

Term. This Agreement shall terminate on [August 31, 2019], or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[SIGNATURE PAGE FOLLOWS]

Effective as of the date first set forth above.

Polen Capital Management, LLC

By:
Name:	Brian Goldberg
Title:	Chief Compliance Officer

FundVantage Trust, on behalf of
Polen U.S. Small Company Growth Fund

By:
Name:	Joel L. Weiss
Title:	President